Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

August 1, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that Aurigene Oncology Limited (“AOL”) (formerly, Aurigene Discovery Technologies Limited), a wholly-owned subsidiary of the Company has made an investment of Rs. 2,08,62,912/- in Clean Renewable Energy KK 2A Private Limited (“CREL”) and CREL has allotted 20,21,600 equity shares of Rs. 10 each at a premium of Rs. 0.32/- per share to AOL on July 31, 2024.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above fund infusion is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.	Clean Renewable Energy KK 2A Private Limited (“CREL”), is a newly incorporated company engaged in the business of generation and distribution of power. The fund infused by AOL is to support the financial requirements of the Company for the development of project. The Company was incorporated on August 10, 2023 with its registered office situated at Plot No. 201, Ground floor, Okhla Industrial Estate, New Delhi- 110020. The paid up capital of the Company as on date is Rs. 7.50 Crores.
2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”	The investment in CREL is not a related party transaction, as AOL or its group companies doesn’t have any interest. Consequent to the said investment, AOL holds 26.99% of the share capital in CREL. The investment is done based on valuation report of an Independent Valuer and is on arm’s length basis.
3	Industry to which the entity being acquired belongs	CREL is engaged in the business of setting up of solar power plants, generation and distribution of power from solar project and project related consultancy in relation to the setting up of solar power plants.
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The fund infused by AOL in CREL is to meet the development cost of project in compliance with Group Captive norms.
5	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable.
6	Indicative time period for completion of the acquisition	CREL has allotted 20,21,600 Equity shares of Rs.10 each at a premium of Rs. 0.32/- to AOL on July 31, 2024.
7	Nature of consideration- whether cash consideration or share swap and details of the same	Cash consideration
8	Cost of acquisition or the price at which the shares are acquired	Cash consideration of Rs. 2,08,62,912/- towards subscription of equity shares of 20,21,600 equity shares of Rs.10 each at a premium of Rs. 0.32/-.
9	Percentage of shareholding/ control acquired and/ or number of shares acquired	AOL holds 26.99% of share capital in CREL.
10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	CREL is incorporated on Aug 10, 2023 and is engaged in the business of setting up of solar power plants, generation and distribution of power from solar project and project related consultancy in relation to the setting up of solar power plants. The company has Nil turnover for FY2023-24.